# ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

---

FINANCIAL STATEMENTS
*for the years ended*
*December 31, 2018 and 2017*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-23305 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIANT SECURITIES INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 NORTH LEGACY RIDGE DR SUITE 300
(No. and Street)

LIBERTY LAKE (City) WA (State) 99019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALLY MANN (509) 747-9144
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

999 WEST RIVERSIDE AVE ⟨ (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

**CHECK ONE:**



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MICHAEL O NORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLIANT SECURITIES INC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title





Notary Public

SALLY MANN NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 4-10-19

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

---



CPAs & BUSINESS ADVISORS

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

### Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Alliant Securities, Inc. Turner, Nord, Kienbaum as of December 31, 2018 and 2017, and the related statements of income, changes in stockholders' equity, and cash flows, for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner, Nord, Kienbaum as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Alliant Securities, Inc. Turner, Nord, Kienbaum's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Alliant Securities, Inc. Turner, Nord, Kienbaum in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplemental information included in Schedules 1, 2, 3, and 4 has been subjected to audit procedures performed in conjunction with the audit of Alliant Securities, Inc. Turner, Nord, Kienbaum's financial statements. The supplemental information is the responsibility of Alliant Securities, Inc. Turner, Nord, Kienbaum's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in schedules 1,2,3 and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Eide Bailly LLP*

We have served as Alliant Securities, Inc. Turner, Nord, Kienbaum's auditor since 2014.

Spokane, Washington
February 25, 2019

# ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

## STATEMENTS OF FINANCIAL CONDITION
*December 31, 2018 and 2017*

| ASSETS | | 2018 | | 2017 |
|---|---|---|---|---|
| Cash | $ | 151,258 | $ | 142,965 |
| Receivable from clearing broker | | 59,488 | | 58,560 |
| Concessions receivable | | 27,056 | | 25,087 |
| Officer receivable | | 654 | | 1,815 |
| Deposit and prepaid expense | | 600 | | 600 |
| Deposits with clearing brokers | | 250,000 | | 250,000 |
| | | | | |
| | $ | 489,056 | $ | 479,027 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | |
|---|---|---|---|---|
| Accounts payable | $ | 25,186 | | 22,048 |
| Other liabilities | | 27,056 | | 25,087 |
| Accrued profit sharing plan contribution | | 71,108 | | 60,807 |
| Accrued payroll | | 39,823 | | 45,451 |
| Payroll and business taxes payable | | 3,083 | | 2,834 |
| | | 166,256 | | 156,227 |

**Stockholders' equity:**

| | | | | |
|---|---|---|---|---|
| Common stock, $50 par value: | | | | |
| Authorized 1,000 shares; | | | | |
| Issued and outstanding, 666.67 shares | | 33,334 | | 33,334 |
| Additional paid-in capital | | 182,500 | | 182,500 |
| Retained earnings | | 106,966 | | 106,966 |
| | | 322,800 | | 322,800 |
| | | | | |
| | $ | 489,056 | $ | 479,027 |

*The accompanying notes are an intergal*
part of the financial statements

# ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

## STATEMENTS OF INCOME
### *for the years ended December 31, 2018 and 2017*

|                                            | 2018          | 2017          |
|--------------------------------------------|--------------:|--------------:|
| **Revenues:**                              |               |               |
| Commissions revenue                        | $  904,459    | $1,071,433    |
| Investment advisory fees                   | 518,362       | 353,402       |
| Other income                               | 120,121       | 112,351       |
|                                            | 1,542,942     | 1,537,186     |
| **Expenses:**                              |               |               |
| Salesmen salaries and commissions          | 642,445       | 655,927       |
| Office salaries                            | 269,034       | 241,049       |
| Payroll taxes                              | 65,957        | 63,633        |
| Profit sharing plan contribution           | 71,108        | 60,807        |
| Medical insurance                          | 51,700        | 67,568        |
| Officers' life and disability insurance    | 2,071         | 2,071         |
| Telephone and telequote                    | 47,319        | 48,671        |
| Rent                                       | 116,856       | 124,531       |
| Office supplies and postage                | 19,632        | 17,364        |
| Clearing costs                             | 124,887       | 125,054       |
| Regulatory fees                            | 12,607        | 12,265        |
| Business and property taxes                | 23,265        | 23,209        |
| Dues, licenses and subscriptions           | 12,783        | 12,392        |
| Equipment rental and maintenance           | 10,085        | 8,676         |
| Professional services                      | 34,063        | 33,842        |
| Corporate insurance                        | 5,096         | 4,190         |
| Auto and travel expense                    | 19,141        | 23,059        |
| Meals and entertainment                    | 4,845         | 4,753         |
| Advertising and promotion                  | 1,543         | 1,956         |
| Bank and transfer fees                     | 7,768         | 4,950         |
| Interest expense                           | 185           | 415           |
|                                            | 1,542,390     | 1,536,382     |
| **Income before federal income taxes**     | 552           | 804           |
| **Federal income tax expense**             | 552           | 804           |
| **Net income**                             | $        -0-  | $        -0-  |

*The accompanying notes are an intergral
part of the financial statements.*

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
*for the years ended December 31, 2018 and 2017*

| | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| **Balances, January 1, 2017** | 667 | $ 33,334 | $ 182,500 | $ 106,966 | $ 322,800 |
| **Net income** | - | - | - | - | - |
| **Dividends paid** | - | - | - | - | - |
| **Balances, December 31, 2017** | 667 | 33,334 | 182,500 | 106,966 | 322,800 |
| **Net income** | - | - | - | - | - |
| **Dividends paid** | - | - | - | - | - |
| **Balances, December 31, 2018** | 667 | $ 33,334 | $ 182,500 | $ 106,966 | $ 322,800 |

*The accompanying notes are an intergral*
*part of the financial statements.*
Page 5

# ALLIANT SECURITIES, INC.
## TURNER ◆ NORD ◆ KIENBAUM

## STATEMENTS OF CASH FLOWS
### *for the years ended December 31, 2018 and 2017*

|  | 2018 | 2017 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ - | $ - |
| Adjustments to reconcile net income to net cash | | |
| provided by (used in) operating activities: | | |
| Changes in assets and liabilities: | | |
| Net receivables from clearing broker | (928) | 28,824 |
| Concessions receivable | (1,969) | (1,929) |
| Accounts payable and other liabilities | 5,107 | (809) |
| Accrued profit sharing plan contribution | 10,301 | (9,448) |
| Accrued payroll | (5,628) | (27,137) |
| Payroll and business taxes payable | 249 | 406 |
| Net cash provided by (used in) operating activities | 7,132 | (10,093) |
| | | |
| **Cash flows from financing activities:** | | |
| Advances received from officers | 1,815 | 7,769 |
| Advances paid to officers | (654) | (1,815) |
| Deposits with clearing brokers | - | 10,000 |
| Net cash provided by investing activities | 1,161 | 15,954 |
| | | |
| **Net increase in cash** | 8,293 | 5,861 |
| | | |
| **Cash at beginning of year** | 142,965 | 137,104 |
| | | |
| **Cash at end of year** | 151,258 | $ 142,965 |
| | | |
| **Supplemental disclosure of cash paid for:** | | |
| Interest | $ 185 | $ 415 |
| Income taxes | $ 552 | $ 804 |

*The accompanying notes are an intergral*

*part of the finanical statements*

# ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

## NOTES TO FINANCIAL STATEMENTS

---

1.  **The Company and Significant Accounting Policies:**

    The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

    The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of all counterparties.

    In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

    *Use of Estimates in the Preparation of Financial Statements* -The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    *Trade Settlement* -Customer's securities transactions are recorded on a trade date basis and the related commission revenues and expenses are also recorded on a trade date basis.

    *Concentration of Credit Risk* - The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

    *Receivable from Clearing Broker and Concessions Receivable* - The Company's accounts receivable consist of commissions due from our clearing broker/dealer, Wells Fargo, under contractual agreement. The Company has not experienced any losses related to this receivable and does not consider these amounts to be a significant risk.

**Page 7**

*Deposits* - The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2018 and 2017.

*Concession Receivable/Payable* - *Concessions* receivable consists of an average of 12B-1 fees due over a three-month period to the Company from various Mutual Fund Families. The Company's concession receivable as of December 31, 2018 and 2017 was $27,056 and $25,087, respectively. The concession is then payable upon receipt to the Company's Registered Representatives. The Company's concession payable as of December 31, 2018 and 2017 was $27,056 and $25,087.

*Advertising* - *The* Company's policy is to expense advertising costs when incurred. Advertising expense as of December 31, 2018 and 2017 was $1,543 and $1,956.

*Property and Equipment* - Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements, which range from five to ten years.

*Reclassifications* - Certain amounts in 2017 have been reclassified to be consistent with amounts present in 2018. These reclassifications had no effect on net income or retained earnings as previously reported.

*Adoption of New Account Standards* – On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize gain (loss) from the transfer of nonfinancial assets. The Company adopted the revenue recognition standard using the retrospective method of adoption. The Company's services that fall within the scope of ASC 606 include commissions, asset management, and interest and miscellaneous fees. This adoption did not have a material impact on the Company's financial condition, results of operations or cash flows as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. Similarly, the amended guidance did not have a material impact on the recognition of costs incurred to obtain new contacts with customers.

**Page 8**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

_____

## 2. Revenue from Contracts with Customers

**Significant Judgments**
Revenue from contracts with customers includes commission income and fees from asset management services and miscellaneous fees and interest. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Commissions**
*Brokerage commissions.* The Company facilitates the execution of buy and sell transactions on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

**Concessions**
*Concessions.* Concessions consist of 12b-1 fees managed by the Company. 12b-1 fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. 12b-1 fees are earned over time and collected from the funds on a monthly or quarterly basis.

## Asset Management

*Premier Fees.* The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

## Miscellaneous and Interest

*Miscellaneous.* The Company charges miscellaneous fees, including postage fees, special handling fees, and others each time a customer enters into a buy or sell transaction. Miscellaneous fees are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer of which the miscellaneous fees are related.

*Interest.* The Company charges interest on a daily basis on customer assets under management. The Company believes the performance obligation for asset management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Interest fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

## Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

| Revenue from contract with customers | 2018 | 2017 |
|---|---|---|
| Brokerage commissions | $579,782 | $770,385 |
| Concessions | 324,677 | 301,048 |
| Premier Fees | 518,362 | 353,402 |
| Interest Income | 43,714 | 38,626 |
| Miscellaneous | 76,407 | 73,725 |
| Total revenue | 1,542,942 | 1,537,186 |

3. **Property and Equipment:**

A summary of property and equipment at December 31, 2018 and 2017 is as follows:

|  | 2018 | 2017 |
|---|---|---|
| Furniture and equipment | $67,648 | $67,648 |
| Leasehold improvements | 8,586 | 8,586 |
|  | 76,234 | 76,234 |
| Less accumulated depreciation | 76,234 | 76,234 |
|  | $0 | $0 |

4. **Net Capital Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2018 and 2017, the Company had net capital of $321,546 and $320,385, which was $221,546 and $220,385 in excess of its required net capital of $100,000 and $100,000, respectively. The Company's net capital ratio was .52 to 1 and .49 to 1 at December 31, 2018 and 2017, respectively.

5. **Operating Line of Credit:**

The Company has a $250,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due July 5, 2019. Interest is due monthly at the bank's prime rate plus 0.5% with a minimum of 4%. There were no balances due under the line of credit agreement at December 31, 2018 and 2017.

6. **Profit Sharing Plan:**

The Company has established a profit-sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2018 and 2017 were $71,108 and $60,807, respectively.

7.   **Lease Commitments:**

The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company which expires September 2021. The Company also leases storage and equipment under month to month agreements. Future minimum lease payments are as follows:

Years ending December 31,

| | |
|---|---:|
| 2019 | $91,656 |
| 2020 | 93,489 |
| 2021 | 71,163 |
| | 256,308 |

Rent expense was $116,856 and $124,531 for the years ended December 31, 2018 and 2017, respectively.

8.   **Federal Income Taxes:**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between   financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At the end of the year management reviews the Company's income and accrues bonuses in order to minimize taxable income. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2018 and 2017, $0 and $0 was accrued for the provision for current or deferred federal taxes. The provision for tax expense was $552 and $804 at December 31, 2018 and 2017, respectively. The Company has no operating loss carry forward at December 31, 2018 and 2017, respectively.

The Company's effective income tax rate differed from the actual federal statutory tax rate of 21% in 2018 and 15% in 2017. As discussed in the previous paragraph, management reviews taxable income to minimize tax expense. As a result, income tax expense is related to permanent differences between items included as an expense for financial statement purposes that are not deductible for income tax purposes. Those items include meals and entertainment and other expenses.

NOTES TO FINANCIAL STATEMENTS

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018 the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

9. **Related Party Transactions**

The financial statements of the Company includes a receivable for advances made to an officer. This receivable was paid in full by taking a deduction out of the officer's paycheck during January 2019.

10. **Stock Redemption Agreement:**

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder. These events listed are conditions and no liability is required to be recorded until these conditions are met. The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination. Underlying life insurance on the lives of key stockholders is owned by the Company to assist in funding any required buy back.

11. **Subsequent Events:**

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 13, 2019, the date the financial statements were available to be issued, and has determined there are not subsequent events that require disclosure.

## ALLIANT SECURITIES, INC.
### TURNER ♦ NORD ♦ KIENBAUM

### SCHEDULE 1
### COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
### SECURITIES AND EXCHANGE COMMISSION
*December 31, 2018*

**Net capital:**

Stockholders' equity:

| | | |
|---|---|---|
| Common stock | $ 33,334 | |
| Additional paid-in capital | 182,500 | |
| Retained earnings | 106,966 | |
| Total stockholders' equity | | $ 322,800 |

Deductions:

Non-allowable assets:

| | | |
|---|---|---|
| Officer receivable | 654 | |
| Deposit and prepaid expense | 600 | |
| | | 1,254 |

| | |
|---|---|
| **Net capital** | 321,546 |
| **Minimum net capital required** | 100,000 |
| **Excess net capital** | $ 221,546 |

**Aggregate indebtedness:**

| | | |
|---|---|---|
| Accounts payable | $ 25,186 | |
| Other liabilities | 27,056 | |
| Accrued profit sharing plan contribution | 71,108 | |
| Accrued payroll | 39,823 | |
| Payroll and business taxes payable | 3,083 | |
| Total aggregate indebtedness | | $ 166,256 |

**Ratio: Aggregate indebtedness to net capital**    .52 to 1

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
*December 31, 2018*

---

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

# ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

## SCHEDULE 3
## RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
### INCLUDED IN PART II OF FORM X-17A-5
*December 31, 2018*

---

**Net capital:**

Net capital as reported on FOCUS REPORT            $321,546

Net capital as computed on page 14                 $321,546

**Aggregate indebtedness:**

Aggregate indebtedness as reported on FOCUS REPORT      $166,256

Aggregated indebtedness as computed on page 14          $166,256

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
*December 31, 2018*

---

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transaction with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is exempt under Rule 15c3-3.



# EideBailly

CPAs & BUSINESS ADVISORS

### Report of Independent Registered Public Accounting Firm on
### Applying Agreed-Upon Procedures

Board of Directors
Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Alliant Securities, Inc. Turner, Nord, Kienbaum (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Eide Bailly LLP*

Spokane, Washington
February 25, 2019

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*16*******2976*********************MIXED AADC 220
23305 FINRA DEC
ALLIANT SECURITIES INC TURNER
NORD, KIENBAUM
695 N LEGACY RIDGE DR STE 300
LIBERTY LAKE, WA 99019-7725

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sally Mann

2. A. General Assessment (item 2e from page 2) $ 1,498.58

B. Less payment made with SIPC-6 filed (exclude interest) ( 716.22 )

__________
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 782.36

G. **PAYMENT:** √ the box
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $ 782.36

H. Overpayment carried forward $( )

pd 1/9/19
CK# 39949

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alliant Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of Jan, 20 19.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
## AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)   $ 1,542,943

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   1,542,943

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   383,284

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   160,607

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.   $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).   $ _____

Enter the greater of line (i) or (ii)

Total deductions   543,891

SIPC Net Operating Revenues   $ 999,052

General Assessment @ .0015   $ 1,498.58

(to page 1, line 2.A.)

2



EideBailly
CPAs & BUSINESS ADVISORS

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
of Alliant Securities, Inc. Turner, Nord, Kienbaum

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Exemption Provisions Under Rule 15c3-3 of the Securities Exchange of 1934, in which (1) Alliant Securities, Inc. Turner, Nord, Kienbaum identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alliant Securities, Inc. Turner, Nord, Kienbaum claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Alliant Securities, Inc. Turner, Nord, Kienbaum stated that Alliant Securities, Inc. Turner, Nord, Kienbaum met the identified exemption provisions throughout the most recent fiscal year without exception. Alliant Securities, Inc. Turner, Nord, Kienbaum's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliant Securities, Inc. Turner, Nord, Kienbaum's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
February 25, 2019

Exhibit H

Customer Protection Rule
Custody of Customer Assets

Exemption Report

Rule 15c3-3(k)(2)(ii)

Alliant Securities Inc. who acts as an introducing broker or dealer, clears all transactions with and for customers on a fully disclose basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements made and kept by a clearing broker or dealer.

# MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCAHNGE OF 1934

We, as members of management of **Alliant Securities Inc. Turner Nord Kienbaum,**(Company) are responsible for complying with the requirements of **17 C.F.R. §240.15c3-3, "The Customer Protection Rule",** of the Securities Exchange Act of 1934 (Act). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of December 31. 2018, and during the period from January 1, 2018, through December 31, 2018. Based on this evaluation we assert that the Company was in
compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker. The Company promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

2) The Company met the identified exemption provisions throughout the most recent year without exception.

**Alliant Securities Inc. Turner Nord Kienbaum**



| | |
|---|---|
| Michael O Nord, President | Date 1/17/19 |
| Paul D Kienbaum, CEO, CFO, CCO | Date 1/18/19 |
| Sally Mann, Financial Operations Principal | Date 1/17/2019 |
| Jeffrey M Newton, CCO | Date 1/18/19 |


